Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Six Months Ended
	June 30,		Twelve Months Ended December 31,
(in thousands of dollars)	2008	2007	2007	2006	2005	2004	2003

Earnings:

Income before income taxes	$281,125	$234,050	$22,643	$514,061	$543,574	$552,666	$523,987

Add: Fixed charges, excluding interest on deposits	189,223	179,312	431,320	345,253	243,239	191,648	179,903

Earnings available for fixed charges, excluding interest on deposits	470,348	413,362	453,963	859,314	786,813	744,314	703,890
Add: Interest on deposits	502,648	394,831	1,026,388	717,167	446,919	257,099	288,271

Earnings available for fixed charges, including interest on deposits	$972,996	$808,193	$1,480,351	$1,576,481	$1,233,732	$1,001,413	$992,161

Fixed Charges:
Interest expense, excluding interest on deposits	$180,748	$173,633	$415,063	$334,175	$232,435	$178,842	$168,499
Interest factor in net rental expense	8,475	5,679	16,257	11,078	10,804	12,806	11,405

Total fixed charges, excluding interest on deposits	189,223	179,312	431,320	345,253	243,239	191,648	179,903
Add: Interest on deposits	502,648	394,831	1,026,388	717,167	446,919	257,099	288,271

Total fixed charges, including interest on deposits	$691,871	$574,143	$1,457,708	$1,062,420	$690,158	$448,747	$468,174

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.49 x	2.31 x	1.05 x	2.49 x	3.23 x	3.88 x	3.91 x
Including interest on deposits	1.41 x	1.41 x	1.02 x	1.48 x	1.79 x	2.23 x	2.12 x